UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Depomed, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

249908104
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,640,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,640,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,640,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of 6,015,000 shares (representing approximately 9.9% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,346,917
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,346,917
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,346,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON CO

* Possesses economic exposure to an aggregate of 4,636,387 shares (representing approximately 7.6% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 514,482
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 514,482
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 548,714 shares (representing less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 285,827
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 285,827
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,827
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of 304,821 shares (representing less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 285,827
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 285,827
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,827
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of 304,821 shares (representing less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 285,827
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 285,827
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,827
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 304,821 shares (representing less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,640,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,640,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,640,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 6,015,000 shares (representing approximately 9.9% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,640,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,640,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,640,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of 6,015,000 shares (representing approximately 9.9% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,640,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,640,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,640,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 6,015,000 shares (representing approximately 9.9% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,640,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,640,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,640,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%*
14	TYPE OF REPORTING PERSON IN

* Possesses economic exposure to an aggregate of 6,015,000 shares (representing approximately 9.9% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,640,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,640,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,640,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%*
14	TYPE OF REPORTING PERSON IN

* Possesses economic exposure to an aggregate of 6,015,000 shares (representing approximately 9.9% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,640,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,640,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,640,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%*
14	TYPE OF REPORTING PERSON IN

* Possesses economic exposure to an aggregate of 6,015,000 shares (representing approximately 9.9% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON GAVIN T. MOLINELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON PATRICK SULLIVAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON JAMES P. FOGARTY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,450
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 16,450
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 4,346,917 Shares beneficially owned by Starboard V&O Fund is approximately $64,864,508, excluding brokerage commissions.  The aggregate purchase price of the 514,482 Shares beneficially owned by Starboard S LLC is approximately $7,712,247, excluding brokerage commissions. The aggregate purchase price of the 285,827 Shares beneficially owned by Starboard C LP is approximately $4,264,708, excluding brokerage commissions. The aggregate purchase price of the 492,774 Shares held in the Starboard Value LP Account is approximately $7,379,301, excluding brokerage commissions.

The Shares owned directly by Mr. Fogarty were purchased with personal funds in open market purchases. The aggregate purchase price of the 16,450 Shares directly owned by Mr. Fogarty is approximately $249,711, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 60,994,669 Shares outstanding, as of March 31, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 5, 2016.

A.	Starboard V&O Fund

(a)	As of the close of business on April 12, 2016, Starboard V&O Fund beneficially owned 4,346,917 Shares.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 4,346,917
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,346,917
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 249908104

B.	Starboard S LLC

(a)	As of the close of business on April 12, 2016, Starboard S LLC beneficially owned 514,482 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 514,482
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 514,482
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on April 12, 2016, Starboard C LP beneficially owned 285,827 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 285,827
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 285,827
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 285,827 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 285,827
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 285,827
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Starboard C LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 285,827 shares owned by Starboard C LP.

CUSIP NO. 249908104

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 285,827
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 285,827
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Starboard C LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Starboard Value LP

(a)
As of the close of business on April 12, 2016, 492,774 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 4,346,917 Shares owned by Starboard V&O Fund, (ii) 514,482 Shares owned by Starboard S LLC, (iii) 285,827 Shares owned by Starboard C LP, and (iv) 492,774 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 5,640,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,640,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 4,346,917 Shares owned by Starboard V&O Fund, (ii) 514,482 Shares owned by Starboard S LLC, (iii) 285,827 Shares owned by Starboard C LP, and (iv) 492,774 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 5,640,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,640,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 249908104

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 4,346,917 Shares owned by Starboard V&O Fund, (ii) 514,482 Shares owned by Starboard S LLC, (iii) 285,827 Shares owned by Starboard C LP, and (iv) 492,774 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 5,640,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,640,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 4,346,917 Shares owned by Starboard V&O Fund, (ii) 514,482 Shares owned by Starboard S LLC, (iii) 285,827 Shares owned by Starboard C LP, and (iv) 492,774 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 5,640,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,640,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 4,346,917 Shares owned by Starboard V&O Fund, (ii) 514,482 Shares owned by Starboard S LLC, (iii) 285,827 Shares owned by Starboard C LP, and (iv) 492,774 Shares held in the Starboard Value LP Account.

CUSIP NO. 249908104

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,640,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,640,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

K.	Messrs. Molinelli and Sullivan

(a)	As of the close of business on April 12, 2016, neither of Messrs. Molinelli or Sullivan owned any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Neither of Messrs. Molinelli or Sullivan has entered into any transactions in the Shares since the filing of the Schedule 13D.

L.	Mr. Fogarty

(a)	As of the close of business on April 12, 2016, Mr. Fogarty directly owned 16,450 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 16,450
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 16,450
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Mr. Fogarty since the filing of the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 249908104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

Starboard V&O Fund has entered into certain cash-settled total return swap agreements with Société Générale (“SG”) as the counterparty (the “Swap Agreements”).  The swaps with SG constitute economic exposure to an aggregate of  289,470 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of September 19, 2017.  The Swap Agreements provide Starboard V&O Fund with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Starboard V&O Fund has economic exposure to an aggregate of 4,636,387 Shares, representing approximately 7.6% of the outstanding Shares.

Starboard S LLC has entered into certain cash-settled total return swap agreements with SG as the counterparty.  The swaps with SG constitute economic exposure to an aggregate of 34,232 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of September 19, 2017. The Swap Agreements provide Starboard S LLC with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Starboard S LLC has economic exposure to an aggregate of 548,714 Shares, representing less than 1% of the outstanding Shares.

Starboard C LP has entered into certain cash-settled total return swap agreements with SG as the counterparty.  The swaps with SG constitute economic exposure to an aggregate of 18,994 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of September 19, 2017. The Swap Agreements provide Starboard C LP with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Starboard C LP has economic exposure to an aggregate of 304,821 Shares, representing less than 1% of the outstanding Shares.

Starboard Value LP through the Starboard Value LP Account has entered into certain cash-settled total return swap agreements with SG as the counterparty.  The swaps with SG constitute economic exposure to an aggregate of 32,304 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of September 19, 2017. The Swap Agreements provide Starboard Value LP with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Starboard Value LP through the Starboard Value LP Account has economic exposure to an aggregate of 525,078 Shares, representing less than 1% of the outstanding Shares.

The Swap Agreements with SG referenced herein provide for various execution prices. Please refer to Schedule B of the Schedule 13D and Schedule A of any amendments thereto for the specific execution prices of the various swaps.

The Reporting Persons collectively have economic exposure to an aggregate of 6,031,450 Shares, representing approximately 9.9% of the outstanding Shares.

CUSIP NO. 249908104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2016

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Gavin T. Molinelli, Patrick Sullivan, and James P. Fogarty

CUSIP NO. 249908104

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	32,843	14.9907	04/07/2016
Purchase of Common Stock	231,725	15.1026	04/07/2016
Sale of Cash-Settled Total Return Swap	(231,725)	15.0850	04/07/2016
Purchase of Common Stock	5,473	14.9907	04/07/2016
Purchase of Common Stock	38,448	15.1026	04/07/2016
Sale of Cash-Settled Total Return Swap	(38,448)	15.0850	04/07/2016
Sale of Cash-Settled Total Return Swap	(264,828)	16.8500	04/08/2016
Purchase of Common Stock	264,828	16.8392	04/08/2016
Sale of Cash-Settled Total Return Swap	(43,941)	16.8500	04/08/2016
Purchase of Common Stock	43,941	16.8392	04/08/2016
Sale of Cash-Settled Total Return Swap	(198,621)	16.5800	04/11/2016
Purchase of Common Stock	198,621	16.5673	04/11/2016
Sale of Cash-Settled Total Return Swap	(32,956)	16.5800	04/11/2016
Purchase of Common Stock	32,956	16.5673	04/11/2016
Sale of Cash-Settled Total Return Swap	(264,828)	15.7600	04/12/2016
Purchase of Common Stock	264,828	15.7509	04/12/2016
Sale of Cash-Settled Total Return Swap	(43,941)	15.7600	04/12/2016
Purchase of Common Stock	43,941	15.7509	04/12/2016

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	3,958	14.9907	04/07/2016
Purchase of Common Stock	27,400	15.1026	04/07/2016
Sale of Cash-Settled Total Return Swap	(27,400)	15.0850	04/07/2016
Purchase of Common Stock	663	14.9907	04/07/2016
Purchase of Common Stock	4,549	15.1026	04/07/2016
Sale of Cash-Settled Total Return Swap	(4,549)	15.0850	04/07/2016
Sale of Cash-Settled Total Return Swap	(31,314)	16.8500	04/08/2016
Purchase of Common Stock	31,314	16.8392	04/08/2016
Sale of Cash-Settled Total Return Swap	(5,199)	16.8500	04/08/2016

CUSIP NO. 249908104

Purchase of Common Stock	5,199	16.8392	04/08/2016
Sale of Cash-Settled Total Return Swap	(23,485)	16.5800	04/11/2016
Purchase of Common Stock	23,485	16.5673	04/11/2016
Sale of Cash-Settled Total Return Swap	(3,899)	16.5800	04/11/2016
Purchase of Common Stock	3,899	16.5673	04/11/2016
Sale of Cash-Settled Total Return Swap	(31,314)	15.7600	04/12/2016
Purchase of Common Stock	31,314	15.7509	04/12/2016
Sale of Cash-Settled Total Return Swap	(5,199)	15.7600	04/12/2016
Purchase of Common Stock	5,199	15.7509	04/12/2016

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	2,175	14.9907	04/07/2016
Purchase of Common Stock	15,225	15.1026	04/07/2016
Sale of Cash-Settled Total Return Swap	(15,225)	15.0850	04/07/2016
Purchase of Common Stock	364	14.9907	04/07/2016
Purchase of Common Stock	2,503	15.1026	04/07/2016
Sale of Cash-Settled Total Return Swap	(2,503)	15.0850	04/07/2016
Sale of Cash-Settled Total Return Swap	(17,400)	16.8500	04/08/2016
Purchase of Common Stock	17,400	16.8392	04/08/2016
Sale of Cash-Settled Total Return Swap	(2,860)	16.8500	04/08/2016
Purchase of Common Stock	2,860	16.8392	04/08/2016
Sale of Cash-Settled Total Return Swap	(2,145)	16.5800	04/11/2016
Purchase of Common Stock	2,145	16.5673	04/11/2016
Sale of Cash-Settled Total Return Swap	(13,051)	16.5800	04/11/2016
Purchase of Common Stock	13,051	16.5673	04/11/2016
Sale of Cash-Settled Total Return Swap	(17,400)	15.7600	04/12/2016
Purchase of Common Stock	17,400	15.7509	04/12/2016
Sale of Cash-Settled Total Return Swap	(2,860)	15.7600	04/12/2016
Purchase of Common Stock	2,860	15.7509	04/12/2016

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Purchase of Common Stock	4,524	14.9907	04/07/2016
Purchase of Common Stock	30,150	15.1026	04/07/2016
Sale of Cash-Settled Total Return Swap	(30,150)	15.0850	04/07/2016
Sale of Cash-Settled Total Return Swap	(34,458)	16.8500	04/08/2016
Purchase of Common Stock	34,458	16.8392	04/08/2016
Sale of Cash-Settled Total Return Swap	(25,843)	16.5800	04/11/2016
Purchase of Common Stock	25,843	16.5673	04/11/2016
Sale of Cash-Settled Total Return Swap	(34,458)	15.7600	04/12/2016
Purchase of Common Stock	34,458	15.7509	04/12/2016

CUSIP NO. 249908104

JAMES P. FOGARTY

Purchase of Common Stock	16,450	15.1800	04/07/2016